C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

Ref : EC/FL/AL/CPP/018/04

BY AIRMAIL

17th February, 2004

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

dlw 3/2

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Emily Y M Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 17th February, 2004 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

1. Document : Press Announcement regarding the Transfers of Shares in the Company
   Date : February 16, 2004
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

The Standard Tuesday, February 17, 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

Transfers of Shares in the Company

The directors of the Company have been informed that, on 16th February, 2004, as part of certain financing arrangements made by the Chearavanont family, CTII, CPOI and Pakeman transferred part of their respective shareholding in the Company in favour of CPI, resulting in CPI being beneficially interested, as at the close of business of 16th February, 2004, in an aggregate 35.02% shareholding in the Company. Further transfers of shares in the Company from Pakeman to CPI are expected.

Mr. Jaran, Mr. Montri, Mr. Dhanin, Mr. Sumet, CTII, CPOI, Pakeman and CPI are parties acting in concert with each other for the purposes of the Hong Kong Code on Takeovers and Mergers. No change of control has resulted from the above-described share transfers and the directors of the Company do not anticipate there to be any change to the business of the Company and its subsidiaries in connection with such share transfers.

This announcement is made pursuant to paragraph 2 of the Listing Agreement.

As at 15th February, 2004, an approximately 49.42% in aggregate of the issued share capital of C.P. Pokphand Co. Ltd. (the "Company") was beneficially owned by four companies in which Mr. Jaran Chiaravanont ("Mr. Jaran", the Honorary Chairman of the Company), Mr. Montri Jiaravanont ("Mr. Montri", the Honorary Chairman of the Company), Mr. Dhanin Chearavanont ("Mr. Dhanin", the Chairman and Chief Executive Officer of the Company) and Mr. Sumet Jiaravanon ("Mr. Sumet", the Executive Chairman of the Company) had beneficial interests. Mr. Jaran, Mr. Montri, Mr. Dhanin and Mr. Sumet are brothers and belong to the Chearavanont family. Of the approximately 49.42% aggregate shareholding in the Company, a total of approximately 19.85% was held by Chia Tai International Investment Company Limited ("CTII") and Charoen Pokphand Overseas Investment Company Limited ("CPOI"), companies controlled by Mr. Dhanin and Mr. Sumet, approximately 24.29% was held by Pakeman Co. Inc. ("Pakeman"), a company in which each of Mr. Jaran, Mr. Montri, Mr. Dhanin and Mr. Sumet has interests and approximately 5.28% was held by CPI Holding Co., Ltd. ("CPI"), a company in which each of Mr. Jaran, Mr. Montri, Mr. Dhanin and Mr. Sumet also has interests.

The directors of the Company have been informed by the above mentioned shareholders that, as part of certain financing arrangements made by the Chearavanont family, on 16th February, 2004, CTII, CPOI and Pakeman transferred part of their respective shareholding in the Company in favour of CPI, resulting in CPI being beneficially interested, as at the close of business today, in an aggregate 35.02% shareholding in the Company. Further transfers of shares in the Company from Pakeman to CPI are expected.

Mr. Jaran, Mr. Montri, Mr. Dhanin, Mr. Sumet, CTII, CPOI, Pakeman and CPI are parties acting in concert with each other for the purposes of the Hong Kong Code on Takeovers and Mergers. No change of control has resulted from the above-described share transfers and the directors of the Company do not anticipate there to be any change to the business of the Company and its subsidiaries in connection with such share transfers.

By Order of the Board
Dhanin Chearavanont
Chairman and Chief Executive Officer

Hong Kong, 16th February, 2004